January 7, 2011
Via Facsimile and EDGAR
Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

Re:	KongZhong Corporation
Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2009 filed on June 4, 2010 (File No. 000-50826)

Dear Mr. Spirgel:

This is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2010, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), which was filed with the Commission on June 4, 2010.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2009 Form 20-F.  The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Risk Factors, page 4

If the PRC government finds that the agreements that establish the structure..., page 21

1.
We note that you disclose that under PRC law, a foreign investor may not own more than 50% of enterprise that provides “value-added telecommunication services,” which would include WVAS.  You also state that foreign investors are expressly prohibited from “gaining control” over a domestic online game operator through “contractual or technical arrangements.”  Please provide clear disclosure addressing the extent to which you are eligible to conduct your online game operations through contractual arrangements with your PRC operating affiliates, particularly Dacheng.

Mr. Larry Spirgel	- 2 -

The Staff’s comment is acknowledged.  The Company proposes to revise the risk factor currently titled “Risks Relating to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our businesses do not comply with PRC government restrictions on foreign investment in the value-added telecommunications and online games industries, we could be subject to severe penalties”, starting on page 21, in substantially the following form in its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”)  to provide clearer disclosure addressing the extent to which the Company is eligible to conduct its online game operations through contractual arrangements:

Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games, wireless Internet sites and online games are found to be non-compliant with applicable PRC law.

Under applicable PRC law, foreign investment in the PRC enterprises that provide value-added telecommunications services, including Internet content services, is subject to an ownership limitation of not more than 50%. In addition, foreign investment in online games operators in the PRC is also subject to restrictions. In particular, the PRC General Administration of Press and Publication, which is responsible for the registration of online games operated in the PRC, published a notice in September 2009 indicating that foreign investors are prohibited from obtaining control over online games operators in the PRC or participating in the online games sector through the establishment of joint venture companies or contractual or technical arrangements. As a result, our ability to directly engage in value-added telecommunications services or online games services is severely restricted.

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, and Simlife (Beijing) Science Co., Ltd., or Simlife Beijing, are considered foreign persons or foreign-invested enterprises under applicable PRC law. As a result, we operate our WVAS, mobile games, wireless Internet sites and online games in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, each of which is owned by PRC citizens. We do not own any equity interest in these operating companies, which are considered to be our consolidated variable interest entities for U.S. GAAP purposes, but are able to enjoy the economic benefits through contractual arrangements entered into between us and these operating companies, including contractual arrangements relating to the provision of loans, provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues, and also hold the licenses and approvals that are essential to our business. For a detailed description of these contractual arrangements, see “Item 7 – Related Party Transactions – Contractual Arrangements Relating to our Operating Companies.”

Mr. Larry Spirgel	- 3 -

As the applicable PRC laws, rules and regulations governing the online games sector are evolving and subject to differing interpretations, there are substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and our consolidated variable interest entities. We have been advised by our PRC legal counsel, King & Wood, that each of the contractual arrangements with our consolidated variable interest entities constitutes a valid and legally binding obligation under applicable PRC law. In addition, King & Wood is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies. We cannot assure you, however, that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements are non-compliant with applicable PRC laws, rules and regulations.

If we or our operating companies were found to violate any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation, including, without limitation:

•	levying fines;

•	confiscating income;

•	revoking business licenses;

•	shutting down servers or blocking websites;

•	requiring us to revise our ownership structure or restructure our operations; and/or

•	requiring the discontinuation of businesses.

Any of these or similar actions could cause significant disruptions to our business, as well as materially reduce our revenues, profitability or cash flows.

The Company supplementally notes that, due to the substantial uncertainties that currently exist in the regulation of foreign investment in the online games sector in the PRC, the Company believes (based on a review of public filings with the SEC by such companies that are made available on EDGAR) that other U.S.-listed companies that are engaged in the online games sector in the PRC rely on contractual arrangements with their PRC operating affiliates, and have adopted corporate structures, that are similar to the one adopted by the Company.

Mr. Larry Spirgel	- 4 -

We may be subject to fines and legal sanctions if we or our employees..., page 27

2.
We note your disclosure that you and your employees intend to comply with SAFE’s Application Procedures for Foreign Exchange Administration for Domestic Individual Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule.  In your future filings, please clarify the specific fines, or other sanctions, you may face for failing to comply with this rule to date.  Please describe the steps you have taken to comply with this rule, and to cause your employees to comply.  We note that the Stock Option Rule was adopted in 2007.  Please explain your delay.

The Staff’s comment is acknowledged.  The Company will include in the 2010 Form 20-F additional disclosure regarding the steps that it has taken to comply with the Stock Option Rule, which include : (i) maintaining up-to-date records of all issued and outstanding share options and restricted share units (“RSUs”), including the granting and vesting dates for each share option or RSU; and (ii) registering share options and/or RSUs on behalf of its employees with the Beijing bureau of the PRC State Foreign Exchange Administration (the “SAFE”).

The Company supplementally advises the Staff that the Stock Option Rule does not expressly include any deadline for the registration of equity incentive plans of overseas-listed companies, such as the Company.  Nevertheless, after the Stock Option Rule became effective in March 2007, the Company contacted the staff of the SAFE regarding the registration of the share options and RSUs issued under the Company’s equity incentive plans, including share options and/or RSUs issued prior to the effectiveness of the Stock Option Rule.  Although the Stock Option Rule included a specific procedure for the registration of share options and RSUs, such procedure was not designed for companies with a corporate structure that included multiple consolidated variable interest entities, such as the Company.  In addition, as this was the Company’s first occasion to register share options and RSUs pursuant to the Stock Option Rule, the relevant staff at the Beijing bureau of the SAFE were unfamiliar with the Company’s corporate structure, and there were uncertainties regarding the appropriate application of the registration process to the Company.  In particular, the relevant staff at the Beijing bureau of the SAFE had numerous questions and requests for additional information, and the Company had extensive discussions with such staff at the Beijing bureau of the SAFE.  Due to the significant time required to resolve these uncertainties with the relevant staff at the Beijing bureau of the SAFE, as well as the large number of registrations that had to be made, the Company was not able to complete the registration process for each grantee of its share options and/or RSUs until October 2009.

Mr. Larry Spirgel	- 5 -

The Company respectfully believes that the amount of time it took to register the share options and/or RSUs for each grantee was due in part to circumstances that were beyond its control.  The Company has been advised by its PRC legal counsel, King & Wood, that notwithstanding the delay in registration of the share options and RSUs described above, the Company is not in violation of the Stock Option Rule.  After successfully completing the registration process with the Beijing bureau of the SAFE in October 2009, the Company believes that the relevant staff at the Beijing bureau of the SAFE is now much more familiar with the Company’s corporate structure as well as the application of the registration procedure to the Company.  As a result, the Company expects to be able to complete the registration process for each new grantee under its equity incentive plans on a much more timely basis going forward.  The Company further advises the Staff that, although the Stock Option Rule states that sanctions may be imposed for any violation of the rule, the specific fines or other sanctions is not provided in the rule.

We may be subject to PRC income tax on our global income, or dividends we receive..., page 28

3.	In your future filings, please include a discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a PRC resident enterprise.

The Staff’s comment is acknowledged.  The Company will include the basis for its belief that it is not a PRC resident enterprise in the 2010 Form 20-F.  The Company supplementally notes that it had in the past concluded that it is not a PRC resident enterprise on the basis of the fact that : (i) the Company is a Cayman Islands company that was incorporated outside the PRC; and (ii) the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test (the “SAT Notice 82”), issued by the PRC State Administration for Taxation on April 22, 2009, does not, on its face, apply to companies that are controlled by PRC individuals (i.e., the SAT Notice 82 on its face applies only to companies that are controlled by PRC enterprises).  The Company also supplementally notes that it is currently re-assessing its tax residency status, and will disclose any changes in such status in the 2010 Form 20-F.

Item 4. Information on the Company

Investments and Acquisitions, page 31

4.
Please disclose the facts and circumstances that led you to record a $1.5 million dollar impairment on your investment in HiU! Media in 2009.  Please include this disclosure here and in your discussion of related party transactions.

The Staff’s comment is acknowledged.  The Company will disclose the facts and circumstances that led to the impairment charge on its investment in HiU! Media in the 2010 Form 20-F.  The Company supplementally informs the Staff that HiU! Media is a company in the business of providing land-based marketing and advertising networks and solutions targeting residential communities in the PRC.  The Company made an investment in HiU! Media in 2008 with an intention to, among other things, expand its wireless advertising business and achieve potential value-generating synergies.  The Company supplmentally advises the Staff that it recorded the impairment charge on its investment in HiU! Media because of the following reasons:

Mr. Larry Spirgel	- 6 -

•
since January 11, 2008, the date of the Company’s investment in HiU! Media, HiU! Media has been in a continuous loss-making position and has failed over time to create  the type of profit-generating business that was contemplated at the time of the Company’s investment;

•
the Company was unable to create any value-generating synergies with HiU! Media for its wireless Internet services business because HiU! Media failed to develop its advertising business and expand its customer base; and

•	the Company decided by the end of 2009 that, as a corporate strategy going forward, the Company plans to place less emphasis on its wireless Internet advertising business.

Due to the foregoing reasons, the Company does not expect any positive cash flows from its investment in HiU! Media in the future and has no intention to hold this investment for recovery.  Consequently, the Company recorded a full impairment loss in the fiscal year ended December 31, 2009.

Our Corporate Structure, page 33

5.
We note that on pages 93-94, you disclose that you control Dacheng through a series of contractual arrangements.  However, your corporate structure chart on page 33 seems to indicate that you hold 100% of the equity in Dacheng.  Please reconcile.

The Company respectfully notes that, as defined in the 2009 Form 20-F, “Dacheng” refers to Shanghai Dacheng Network Technology Co., Ltd. (“Shanghai Dacheng”), which is a company organized under the laws of the PRC that operates online games in the PRC.  Shanghai Dacheng is one of the Company’s consolidated variable interest entities under U.S. GAAP.  As noted on pages 93-94 and in the Company’s structure chart on page 33, the Company controls Shanghai Dacheng through a series of contractual arrangements.

The Company further notes that, as reflected in the Company’s structure chart on page 33, it owns 100% of the equity interests of Dacheng Holding Limited (“Cayman Dacheng”), which is a Cayman Islands company that in turns owns 100% of the equity interests of Dacheng Investment (Hong Kong) Limited (“HK Dacheng”), a Hong Kong company.  The term “Dacheng” as defined in the 2009 Form 20-F does not refer to either Cayman Dacheng or HK Dacheng.

Technology of Import and Export, page 54

6.
We note your disclosure that if you enter into licensing agreements with third parties outside of the PRC through your PRC entities, these licenses will need to be registered.  We also note your statement on page 40 that you have licensed Loong outside of the PRC.  In your future filings, please explain why your Loong license agreements were not required to be registered.

Mr. Larry Spirgel	- 7 -

The Staff’s comment is acknowledged.  The Company supplementally notes that the Regulation on Administration of Import and Export of Technologies does not apply to online games.  However, the license agreements for Loong may need to be registered with the Shanghai Municipal Commission of Commerce under another regulation, namely the Circular of the Ministry of Foreign Trade and Economic Cooperation, the Ministry of Information Industry, the State Administration of Taxation, the General Administration of Customs, the State Administration of Foreign Exchange and the National Bureau of Statistics Concerning Relevant Questions about Software Export.  The Company is currently assessing whether the license agreements for Loong should be registered.  The Company will update the relevant disclosure in the 2010 Form 20-F accordingly.

Item 15. Controls and Procedures, page 106

7.
In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

i.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company respectfully advises the Staff that all of the Company’s operating entities are located in the PRC.  The Company is headquartered in Beijing.  For the fiscal year ended December 31, 2009, accounting records and monthly closing process of all significant operating entities were centralized at the finance department of the Company’s headquarters, except for the significant operating entity in Tianjin (Tianjin Mammoth Technologies Co., Ltd.), which maintained its own accounting records and performed its own monthly closing process.  However, for all of the Company’s entities, the financial reporting function was centralized at the finance department of the Company’s headquarters, which reviewed the periodic financial information prepared by each entity to ensure that such information was in compliance with U.S. GAAP.  As a result, the majority of the financial reporting risks that were relevant to the Company’s operating locations were able to be centrally addressed by the Company’s internal control over financial reporting at the headquarters level.

The Company has established and maintained its internal control over financial reporting according to the framework of the Committee of Sponsoring Organizations of the Treadway Commission, which includes five key components: control environment, risk assessment, control activities, information and communication, and monitoring.  The Company’s internal control over financial reporting utilizes a process that is designed to reasonably ensure that the Company’s financial statements are presented in conformity with U.S. GAAP.  Such control includes policies and procedures relating to both entity-wide processes and activities and detailed processes and activities below the entity level.

Mr. Larry Spirgel	- 8 -

Control Environment

The Company has adopted a Code of Business Conduct and Ethics for all employees with respect to acceptable business practices, conflicts of interest and expected standards of ethical behavior.  A copy of the Code of Business Conduct and Ethics was filed with the SEC as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year 2004, which was filed with the SEC on June 28, 2005.  As part of the Company’s orientation program for new employees, all new employees are required to sign an acknowledgement indicating that they have read and understood the Code of Business Conduct and Ethics.  The signed acknowledgement is retained in the employee’s file and maintained by the Company’s human resources department.

The Company’s audit committee exercises oversight responsibility over the Company’s financial reporting, and meets at least once each quarter.  In particular, audit committee meetings are held in advance of each quarterly earnings release, as well as the filing of the Annual Report on Form 20-F with the SEC to: (1) discuss the Company’s business developments; (2) evaluate the Company’s internal control over financial reporting based on the periodic reports prepared by the Company’s internal audit department; and (3) review the relevant earnings release or annual report.

The Company’s organizational structure is periodically evaluated by the management to ensure appropriate and timely flow of information across all business activities, especially regarding the initiation, approval, recording and reporting of significant transactions.

In addition, the Company has established certain whistle blowing procedures, which include an e-mail account (auditcommittee@kongzhong.com) for receiving any complaints regarding potential fraud.  Each member of the Company’s audit committee has access to this e-mail account.  The e-mail account is also monitored by the Company’s compliance staff, and e-mails received in this account are reviewed by at least a member of the audit committee at least once a month.

Risk Assessment

Risks relevant to the financial reporting objectives of the Company include risks of material misstatement in significant accounts and related potential errors in the Company’s financial statements or other public disclosures.  The Company ensures the timely and proper identification, analysis and management of such risks through weekly management meetings.  These meetings are held every Monday and attended by the chief executive officer (the “CEO”), the chief financial officer (the “CFO”), the vice president of finance and the department heads.  Topics discussed include, among others, current developments, new opportunities, competitions within the market, supplier relationships, industry trends, significant transactions, and newly issued accounting principles.  Risks on financial reporting identified during the meetings are addressed by the CFO and the vice president of finance.

Mr. Larry Spirgel	- 9 -

Control Activities

The Company has nine cycles of control procedures to cover all business activities, which are: (1) financial reporting process; (2) expenditure; (3) fixed assets; (4) cost of sales; (5) payroll and personnel; (6) revenue; (7) treasury; (8) tax; and (9) share-based compensation.  Each of these control procedures is applied to all operating entities of the Company to ensure the unity and integrity of their operations.  The business control procedures relating to the financial reporting control objectives are documented in the Company's procedural manual and standardized among the different operating entities.  Control activities across the Company’s operating entities are also reflected at all levels of such entities, including individual operating units and business processes, such as well-defined approval hierarchy for each transaction, segregation of duties and performance review.

For financial reporting purposes, the management of the Company first identifies the risks relevant to the preparation of the financial statements in accordance with U.S. GAAP.  The management will then analyze these risks and take appropriate actions to manage them.  For example, key controls in the financial reporting process include appropriate segregation of accounting and finance departments, monthly closing-of-accounts process in accordance with an accounting manual and disclosure checklist for U.S. GAAP reporting, and the review of financial statements by the vice president of finance, the CEO, the CFO and the audit committee prior to public release.

Information and Communication

The application systems the Company has used and relied on for accounting and financial reporting purposes include its billing system, which contains all contract information and service provision information, and UFSoft financial system, which is an accounting software.  These application systems are used by all operating entities of the Company and at the Beijing headquarters to process financial information.  The Company has implemented general information technology environment controls and application controls to ensure system stability and the accuracy and validity of financial information generated by such systems.  The finance team at the Beijing headquarters can access and review the financial records of each operating entity and can communicate the financial information of the operating entity to the management on a timely basis through regular management meetings.

Monitoring

The Company’s management accomplishes the monitoring of controls through ongoing monitoring procedures, evaluations or a combination of the two.  For example, one of the Company’s monitoring procedures includes the maintenance of a standardized control approval matrix and a signature checklist to ensure that all approvals are authorized in accordance with the Company’s policy.  The Company has also established an internal audit department that reviews the internal controls of the Company and its operating entities on a regular basis and reports directly to the audit committee.  The responsibilities of the internal audit department are set forth in the response to comment no. 7(ii).  The internal audit department typically performs routine audit and evaluations from March to December and an annual audit from January to March.  Proper feedbacks will be provided and corrective actions will be taken to mitigate potential risks or solve any deficiencies identified by the internal audit department.  For remedial recommendations involving operations across departments, the chief information officer of the Company will coordinate the adoption and implementation of such recommendations.

Mr. Larry Spirgel	- 10 -

The scope and frequency of the evaluations of the Company’s internal controls may be modified depending on the outcome of the assessment of risks in internal control and the effectiveness of the ongoing monitoring procedures.  In assessing the risks of the Company’s internal control over its financial reporting, the management and the internal audit department follow a top-down risk assessment framework that involves applying specific risk factors to determine the scope and evidence required, which includes the following key steps:

1.	Identifying financial reporting risks and controls:

a.	identifying financial reporting risks;

b.	identifying controls that adequately address financial reporting risks;

c.	considering entity-level controls;

d.	considering the role of information technology general controls; and

e.	maintaining evidential matter to support the assessment.

2.	Evaluating evidence of the operating effectiveness of the Company’s internal control over financial reporting:

a.	determining the evidence needed to support the assessment;

b.	implementing procedures to evaluate evidence of the operation of internal control over financial reporting; and

c.	maintaining evidential matter to support the assessment.

Based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company concluded that its internal control over financial reporting was effective as of December 31, 2009.

Mr. Larry Spirgel	- 11 -

ii.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company’s internal audit department, which reports directly to the audit committee, was established in February of 2005.  The internal audit department consists of four employees: the internal audit director, the internal audit manager and two internal audit staff members.

The internal audit director has access to the Company’s senior management, including the CEO and CFO, as well as the Company’s audit committee.  In addition, the internal audit department has full and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risks assessments.

Responsibilities of the internal audit department include the following:

1.	Ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act:

a.
preparing and updating the narratives and flow charts for (i) business lines and other functions, (ii) laws and regulations, (iii) human resource, (iv) financial reporting and (v) general information system;

b.	identifying key controls of each business cycle and completing and updating the control matrix during interim test and annual test;

c.	performing testing on internal controls, completing testing documentation and identifying control deficiencies at the Company’s headquarters and operating entities at different locations;

d.
communicating control deficiencies with relevant personnel (including process owners, management, the audit committee and board of directors) at quarterly and annual audit committee’s meetings or board of directors’ meetings, proposing remediation plans and supervising the implementation of remediation plans; and

e.	communicating and cooperating with the Company’s external auditors in their interim and annual audits.

2.	Others:

a.
making recommendations on improving and optimizing the internal control policies and procedures to meet the needs of the Company’s operation and development and supervising the implementation of such policies and procedures.

Mr. Larry Spirgel	- 12 -

With an independent internal audit function, the Company believes that its internal control over financial reporting is effectively monitored and implemented across the Company.  The Company’s management utilizes the work performed by the internal audit department to complete their assessment of the effectiveness of the Company’s internal control over financial reporting on an annual basis.

How do you maintain your books and records and prepare your financial statements?

iii.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company maintains its books and records in accordance with U.S. GAAP.  The Company has established the following controls in place to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

1.
Based on the nature of its business, the Company has established accounting policies under U.S. GAAP for the purpose of preparing consolidated financial statements under U.S. GAAP.  In particular, an accounting manual has been formulated in accordance with U.S. GAAP, which sets forth guidance on the application of accounting policies for day-to-day business transactions, covering, among other things, revenue recognition, business acquisitions, intangible assets and goodwill, deferred taxes, share-based compensations, consolidation of subsidiaries and variable interest entities, and net income (or loss) per share.  The accounting manual under U.S. GAAP is reviewed on a regular basis by the Company’s financial reporting team, including the CFO, the vice president of finance and the U.S. GAAP reporting manager (who reports directly to the vice president of finance and has responsibility over U.S. GAAP reporting), and the manual is updated as needed.

2.
The Company’s accounting and finance staff at each operating entity prepare accounting entries for transactions occurred in accordance with the Company’s accounting manual described above.  The accounting and finance staff’s supervisors, as well as the U.S. GAAP reporting manager at the Company’s headquarters, will review the journal vouchers and conduct quality control on the appropriateness of the accounting treatments.  In addition, the U.S. GAAP reporting manager will complete an interim or annual report disclosure checklist for U.S. GAAP reporting and deferred tax checklist to confirm whether all the significant accounting matters have been considered.  The Company’s vice president of finance then reviews the completed checklists.

3.
The Company’s operating results, earnings releases and annual report are reviewed by the CEO, CFO, chief investment officer, vice president of finance, as well as the audit committee and board of directors, prior to their public release.

Mr. Larry Spirgel	- 13 -

In addition to the above controls for routine business transactions, the following two controls have been established to ensure that new business transactions are communicated to and recorded by the Company’s finance department appropriately and timely:

1.
The Company’s vice president of finance attends management meeting together with the Company’s CFO, which provides the finance department with access to knowledge of significant new transactions and also an opportunity to discuss the potential accounting impact with senior management before the relevant new business contracts and transactions are executed.

2.
Once any new transaction or arrangement is identified, the Company’s vice president of finance and the U.S. GAAP reporting manager will carry out accounting research and analysis for such business transaction or arrangement.  The CFO and the vice president of finance will report to the CEO and the board of directors to ensure a thorough evaluation is conducted before a business decision is made.  Moreover, the U.S. GAAP reporting manager will update the Company’s interim and/or annual report disclosure checklist(s) for U.S. GAAP reporting, if necessary, and the vice president of finance will review the revised checklist(s) before releasing it (them) to the finance teams across all of the Company’s operating entities.

With the controls the Company maintains, the resources the Company has and the U.S. GAAP knowledge the core U.S. GAAP reporting team possesses (as described in more detail below), the Company believes the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP.

iv.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company respectfully notes that this comment is not applicable to the Company as the Company’s books and records are maintained in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

v.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

Mr. Larry Spirgel	- 14 -

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company has built a competent accounting and finance team to meet its financial reporting responsibilities.  In particular, all the senior financial personnel are well educated and have relevant experiences in financial reporting.  The Company’s CFO, supported by the vice president of finance, leads the accounting and financial function and is responsible for the quality of the Company’s consolidated financial statements prepared under U.S. GAAP and the effectiveness of its internal control over financial reporting.  The structure of the Company’s accounting and finance team, as well as their respective roles and titles, educational background, ongoing training and experiences are described below:

1.	CFO

a.
Responsibilities: the CFO’s responsibilities are to: (i) supervise the accounting and finance teams of the Company, (ii) conduct the review of the Company’s financial statements to ensure that transactions are recorded according to the Company’s accounting manual and accounting policies, (iii) review the regular reports prepared by the internal audit department on the effectiveness of the Company’s internal control over financial reporting and monitoring of the progress of remedial actions taken when any deficiency is identified and (iv) take ultimate responsibility over financial reporting and the effectiveness of the Company’s internal control over financial reporting.

b.	Education: bachelor of science in electrical engineering from the University of Washington.

c.
Ongoing training: the CFO regularly obtains updates on rules and guidance from the SEC’s or the Financial Accounting Standards Board’s websites and other sources (including periodic memoranda and newsletters from Deloitte) to keep abreast of changes that may affect the Company’s accounting and/or business.  In addition, from time to time, the CFO attends industry, finance and accounting related seminars, organized by investment banks, investment funds and accounting firms in the PRC.

Mr. Larry Spirgel	- 15 -

d.
Professional experiences: The CFO has been acting in his current capacity since February 2009.  Prior to that time, he was the chief financial officer of: (i) 56.com Inc. from August 2007 to February 2009; and (ii) Tom Online Inc., a company previously listed on the NASDAQ, from April 2005 to August 2007.  At both of those positions, the CFO led the accounting and finance functions and was responsible for financial reporting under U.S. GAAP and the effectiveness of the companies’ internal control over financial reporting.  Prior to joining TOM Online Inc. in 2005, the CFO was a director with Credit Suisse First Boston from 1999 to 2005, in the Equity Research Department, focusing on NASDAQ-listed companies in Internet and telecommunications sectors of the PRC.

2.	Vice president of finance

a.
Responsibilities: the responsibilities of the vice president of finance are to: (i) assist the CFO on accounting and financial reporting matters, (ii) lead the finance team in preparation of financial statements under U.S. GAAP, and (iii) maintain the effectiveness of internal control policies and procedures.

b.	Education: bachelor’s degree in economics from Fudan University and master’s degree in electronic commerce (with 50% of the business school courses) from Carnegie Mellon University.

c.
Ongoing training: the vice president of finance receives external accounting training on U.S. GAAP, which includes quarterly seminars on U.S. GAAP conducted by Deloitte; she conducts subsequent independent research on rules and issues discussed at such seminars; she receives regular updates on SEC rules and regulations from the SEC’s websites and through the trainings provided by Deloitte; and she regularly attends seminars organized by finance managers of U.S.-listed companies.

d.
Professional experiences: The vice president of finance has over 12 years of professional experiences in auditing, accounting and financial management, including: (i) six years of financial management at the Company, (ii) two years of financial management at Sohu.com Inc., a NASDAQ-listed company, and (iii) four years at KPMG in Beijing, with experience in the auditing of financial statements prepared under U.S. GAAP.

3.	U.S. GAAP reporting manager

a.	Responsibilities: the responsibilities of the U.S. GAAP reporting manager are to: (i) conduct research on accounting issues under U.S. GAAP and (ii) prepare financial statements under U.S. GAAP.

Mr. Larry Spirgel	- 16 -

b.	Education: bachelor’s degree in accounting from Renmin University (with relevant course work on U.S. GAAP).

c.
Ongoing training: the U.S. GAAP reporting manager has external accounting training on U.S. GAAP, which includes seminars on U.S. GAAP and new SEC rules and regulations conducted by Deloitte, and receive regular updates on SEC rules and regulations.

d.
Professional experiences: the U.S. GAAP reporting manager has six years of professional experiences in auditing, accounting and financial reporting, including three years of experience at KPMG in Beijing, with experience in the auditing of financial statements prepared under U.S. GAAP.

4.	Internal audit director

a.
Responsibilities: the internal audit director’s responsibilities are to: (i) lead the evaluation and testing of the effectiveness of the Company’s internal control over financial reporting and (ii) report to audit committee on the Company’s internal control over financial reporting on a quarterly basis.

b.	Education: bachelor’s degree in computer science from Beijing Institute of Technology.

c.
Ongoing training: the internal audit director regularly obtains updates on rules and guidance from the SEC’s and the Financial Accounting Standards Board’s websites and other sources (i.e. various newsletters and online training courses from Deloitte) to keep abreast of any changes which might affect the Company’s internal control over financial reporting.

d.
Professional experiences: the internal audit director has 13 years of professional experiences in internal audit, including six years of internal audit experience at Tom Online Inc., where he was responsible for preparing and implementing the internal control over financial reporting.

5.	Internal audit manager

a.
Responsibilities: the internal audit manager’s responsibilities are to describe the Company’s main business processes, fix the key controls of the Company’s nine cycles of control procedures, complete the control matrix, perform testing on key controls (including completing the related documentation and finding out any control weakness), communicate with the related personnel, propose remedial measures, and supervise such remediation, and coordinate and supervise the compliance of Section 404 of the Sarbane Oxley Act in every department.

b.	Education: bachelor’s degree of international trade and finance from Beijing International Studies University.

Mr. Larry Spirgel	- 17 -

c.
Ongoing training: the internal audit manager receives regular updates on SEC rules and regulations from SEC’s websites and attends online training courses on Section 404 of the Sarbanes-Oxley Act provided by Deloitte.

d.
Professional experiences: the internal audit manager has three years of integrated audit experience with SEC registrants at Deloitte in Beijing.  In addition, she attended all the prerequisite U.S. GAAP and SEC trainings at Deloitte.

vi.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company notes that this comment is not applicable as the Company did not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

vii.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully notes that this comment is not applicable as the Company did not retain individuals who are not its employees or are not employed by an accounting firm or similar organization to prepare its financial statements or evaluate its own internal control over financial reporting.

Mr. Larry Spirgel	- 18 -

viii.
We note that Hope Ni and Xiaoxin Chen are your audit committee financial experts.  Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

The Company respectfully advises the Staff of the following:

1.
Xiaoxin Chen.  For more than three years, Mr. Chen has been managing a private equity fund that invests in PRC companies in various industries.  After examining a large number of growth stage investment opportunities, Mr. Chen has accumulated significant experience evaluating the financial position of PRC companies.  Mr. Chen was previously the chief financial officer of Oak Pacific Interactive (“OPI”), one of the leading technology companies based in Beijing.  Mr. Chen’s general responsibilities at OPI included overseeing all of the company’s financial and legal functions.  While at OPI, Mr. Chen quickly expanded its finance department from three employees to 15 employees.  Under Mr. Chen’s leadership, OPI converted its financial reporting system from PRC GAAP to U.S. GAAP.  Xiaoxin also spearheaded the establishment of the internal audit department to audit all sales and expense contracts.  Prior to OPI, Mr. Chen worked in Hong Kong from 2001 to 2003 at Citigroup/Salomon Smith Barney’s China Investment Banking Group, which provided financial advisory services and executed complex financings for Chinese clients in multiple currencies in a variety of cross-border transactions.  Mr. Chen was also a financial analyst for Bank of America’s Credit Products Group in San Francisco from 1996 to 1998, covering a portfolio of 42 large corporate clients to certify appropriate risk assessment and management.

2.
Hope Ni.  From 2004 to 2007, Ms. Ni was the chief financial officer of COGO Group (NASDAQ: COGO), leading its accounting and finance functions and having ultimate responsibility over financial reporting and the effectiveness of the company internal control over financial reporting.  From 1996 to 2004, Ms. Ni obtained a law degree and was in private practice with a U.S.-based law firm.  From 1994 to 1995, Ms. Ni worked at Merrill Lynch’s Investment Banking and Corporate Finance Division as a financial analyst.

*    *    *   *

Mr. Larry Spirgel	- 19 -

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time.  Please feel free to contact William Chua of Sullivan & Cromwell LLP (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by phone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Brandon A. Hill
(Securities and Exchange Commission)

Leilei Wang
Chief Executive Officer
(KongZhong Corporation)

Taylor Lam
William Chou
(Deloitte Touche Tohmatsu CPA Ltd.)

William Y. Chua
Jing Wang
Jingqiu (Joseph) Mei
(Sullivan & Cromwell LLP)